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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44 863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2005___ AND ENDING ___12/31/2005___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIMCO Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7170 W. Donges Bay Road
(No. and Street)

Mequon, WI 53092

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Henry   262-292-0612
                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson, LLP
(Name — if individual, state last, first, middle name)

10001 Innovation Drive   Milwaukee   WI   53226
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 9 2006
THOMSON
FINANCIAL

RECEIVED
FEB 2 7 2006
203

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Persons who to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Mark Henry_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____FIMCO Securities Group, Inc._____, as of _____December 31_____, 20 05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Financial/Operations Principal
_____
Title

_____Heidi White_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

FINANCIAL STATEMENTS
December 31, 2005 and 2004

TABLE OF CONTENTS


Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
FIMCO Securities Group, Inc.
Mequon, Wisconsin

We have audited the accompanying statements of financial condition of FIMCO Securities Group, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in . stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FIMCO Securities Group, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Milwaukee, Wisconsin
January 17, 2006

1


Member of
HLB International

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
Cash	$ 99,433	$ 35,180
Receivable from related parties	46,523	46,523
Advance to stockholder	501,500	501,500
Prepaid expenses	4,640	4,610
TOTAL ASSETS	**$ 652,096**	**$ 587,813**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
CURRENT LIABILITIES		
Accounts payable to related party	$ 8,000	$ 30,000
STOCKHOLDER'S EQUITY	644,096	557,813
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 652,096**	**$ 587,813**

These financial statements should be read only in connection with
the accompanying summary of significant accounting policies
and notes to financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2005 and 2004

	2005	2004
REVENUES		
Commission income	$ 335,696	$ 407,144
EXPENSES		
Management fee expense	228,000	390,000
Professional fees	7,598	12,765
Insurance	1,520	582
Licensing fees and expenses	25	-
General and administrative	12,270	14,238
Total expenses	249,413	417,585
NET INCOME (LOSS)	$ 86,283	$ (10,441)

These financial statements should be read only in connection with
the accompanying summary of significant accounting policies
and notes to financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2005 and 2004

| | Common Stock * | | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
	Shares	Amount			
BALANCE, DECEMBER 31, 2003	100	$ 1	$ 199,999	$ 385,254	$ 585,254
Distributions	-	-	-	(17,000)	(17,000)
Net loss	-	-	-	(10,441)	(10,441)
BALANCE, DECEMBER 31, 2004	100	1	199,999	357,813	557,813
Net income	-	-	-	86,283	86,283
BALANCE, DECEMBER 31, 2005	100	$ 1	$ 199,999	$ 444,096	$ 644,096

* $.01 par value, 9,000 shares authorized, 100 shares issued and outstanding.

These financial statements should be read only in connection with
the accompanying summary of significant accounting policies
and notes to financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 86,283	$ (10,441)
Effects of changes in operating assets and liabilities:		
Prepaid expenses	(30)	(30)
Accounts payable to related party	(22,000)	30,000
Net cash provided by operating activities	64,253	19,529
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	-	(17,000)
Net cash used in financing activities	-	(17,000)
NET INCREASE IN CASH	64,253	2,529
CASH, BEGINNING OF YEAR	35,180	32,651
CASH, END OF YEAR	$ 99,433	$ 35,180

These financial statements should be read only in connection with
the accompanying summary of significant accounting policies
and notes to financial statements.

5

FIMCO Securities Group, Inc. (the Company) was incorporated on March 25, 1992 in the state of Wisconsin. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LICENSING FEES

Licensing fees are expensed as incurred.

REVENUE AND EXPENSE RECOGNITION

Customers' securities transactions are recorded on a trade date basis. Commission income and related commission expense are recorded as incurred.

INCOME TAXES

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements.

This information is an integral part of the accompanying financial statements.

FIMCO SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 - RECEIVABLE FROM RELATED PARTIES

Receivable from related parties is advances and expense reimbursement payments made for companies related through common ownership and is due on demand.

NOTE 2 - ADVANCE TO STOCKHOLDER

Advance to stockholder is due on demand and has no stated interest rate.

NOTE 3 - RELATED-PARTY TRANSACTIONS

The Company shares common occupancy and administrative costs with companies related through common ownership and the Company incurred related management fees, which include rent expense, of $228,000 and $390,000 for the years ended December 31, 2005 and 2004, respectively. The Company has a management fee payable of $8,000 and $30,000 as of December 31, 2005 and 2004, respectively. The fees, which may be waived, discharged, or increased at the discretion of the related company, need not be representative of the actual expenses incurred because both companies are owned 100% by the same stockholder.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005 and 2004, respectively, the Company had net capital of $91,433 and $5,180, net capital in excess of the requirement of $86,433 and $180, and a net capital ratio of 8.75 to 1 and 5.79 to 1.

This information is an integral part of the accompanying financial statements.

7

SUPPLEMENTAL INFORMATION

TOTAL STOCKHOLDER'S EQUITY		$ 644,096
Nonallowable assets		
Receivable from related party	$ 46,523	
Advance to stockholder	501,500	
Prepaid expenses	4,640	
Total nonallowable assets		552,663
NET CAPITAL		$ 91,433

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II (unaudited) focus report	$ 91,433
Net capital per above	$ 91,433

This information is an integral part of the accompanying financial statements.

FIMCO SECURITIES GROUP, INC.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Aggregate Indebtedness
    Included in statement of financial condition
        Accounts payable, accrued expenses and other liabilities $ 8,000

Computation of Basic Net Capital Requirement
    Minimum net capital required (6-2/3% of aggregate indebtedness) $ 533

    Minimum dollar net capital requirement of reporting broker or dealer $ 5,000

    Net capital requirement $ 5,000

    Excess net capital $ 86,433

    Excess net capital at 1,000 percent $ 90,633

    Ratio of aggregate indebtedness to net capital   8.75 to 1

This information is an integral part of the accompanying financial statements.

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during 2005.

This information is an integral part of the accompanying financial statements.

11



**Clifton
Gunderson LLP**

Certified Public Accountants & Consultants

Board of Directors
FIMCO Securities Group, Inc.
Mequon, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedules of FIMCO Securities Group, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

12



Member of HLB International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Henderson LLP

Milwaukee, Wisconsin
January 17, 2006

13